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EXHIBIT 2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

MANAGEMENT REPORT

The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the Board of Directors meets periodically with management and the Corporation's independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the Board of Directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors.

/s/ Richard J. Harrington	/s/ Robert D. Daleo
Richard J. Harrington	Robert D. Daleo
President &	Executive Vice President &
Chief Executive Officer	Chief Financial Officer

February 12, 2004

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

AUDITORS' REPORT

To the shareholders of The Thomson Corporation:

We have audited the consolidated balance sheet of The Thomson Corporation (the Corporation) as at December 31, 2003 and 2002, and the consolidated statements of earnings and retained earnings and of cash flow for each of the years in the two year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	(Signed) "PRICEWATERHOUSECOOPERS LLP"
February 12, 2004	Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

	Year ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2003	2002
		(notes 2 and 6)
Revenues (note 1)	7,606	7,444
Cost of sales, selling, marketing, general and administrative expenses (note 1)	(5,542)	(5,483)
Depreciation (note 11)	(588)	(535)
Amortization (note 12)	(285)	(284)
Restructuring charges (note 19)	—	(6)

Operating profit	1,191	1,136
Net other income (expense) (note 3)	74	(34)
Net interest expense and other financing costs (note 4)	(252)	(291)
Income taxes (note 5)	(156)	(162)
Equity in net losses of associates, net of tax (note 15)	(13)	(101)

Earnings from continuing operations	844	548
Earnings from discontinued operations, net of tax (note 6)	23	57

Net earnings	867	605
Dividends declared on preference shares (note 16)	(9)	(19)
Net gain on redemption of Series V Preference Shares (note 16)	21	—

Earnings attributable to common shares	879	586
Retained earnings at beginning of year (note 2)	6,196	6,244
Effect of adoption of accounting standard, net of tax (note 7)	—	(183)
Deduct net gain on redemption of Series V Preference Shares recorded in Capital (note 16)	(21)	—
Dividends declared on common shares (note 16)	(752)	(451)

Retained earnings at end of year	6,302	6,196

Basic and diluted earnings per common share (note 8):
From continuing operations	$1.31	$0.83
From discontinued operations	$0.03	$0.08

Basic and diluted earnings per common share	$1.34	$0.91

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

CONSOLIDATED BALANCE SHEET

	December 31,
(millions of U.S. dollars)
	2003	2002
		(notes 2 and 6)
Assets
Cash and cash equivalents	683	709
Accounts receivable, net of allowances of $345 million (2002 — $369 million) (note 9)	1,521	1,489
Inventories (note 10)	310	285
Prepaid expenses and other current assets	309	268
Deferred income taxes (note 5)	185	218
Current assets of discontinued operations (note 6)	36	53

Current assets	3,044	3,022
Property and equipment (note 11)	1,539	1,531
Identifiable intangible assets (note 12)	4,467	4,579
Goodwill (note 13)	8,155	7,911
Other non-current assets	1,247	1,182
Non-current assets of discontinued operations (note 6)	228	323

Total assets	18,680	18,548

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness (note 15)	87	316
Accounts payable and accruals	1,542	1,601
Deferred revenue	971	876
Current portion of long-term debt (note 15)	484	318
Current liabilities of discontinued operations (note 6)	61	94

Current liabilities	3,145	3,205
Long-term debt (note 15)	3,684	3,487
Other non-current liabilities	986	1,202
Deferred income taxes (note 5)	1,638	1,656
Non-current liabilities of discontinued operations (note 6)	27	32

Total liabilities	9,480	9,582

Shareholders' equity
Capital (note 16)	2,639	2,834
Cumulative translation adjustment (note 21)	259	(64)
Retained earnings	6,302	6,196

Total shareholders' equity	9,200	8,966

Total liabilities and shareholders' equity	18,680	18,548

The related notes form an integral part of these consolidated financial statements.

Approved by the Board

David K. R. Thomson Director	Richard J. Harrington Director

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002
		(notes 2 and 6)
Cash provided by (used in):
Operating activities
Earnings from continuing operations	844	548
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software for sale	38	46
Depreciation (note 11)	588	535
Amortization (note 12)	285	284
Net (gains) losses on disposals of businesses and investments (note 3)	(52)	34
Deferred income taxes (note 5)	22	94
Equity in net losses of associates, net of tax (note 15)	13	101
Other, net	54	62
Voluntary pension contributions	(81)	(142)
Changes in working capital and other items (note 23)	(93)	58
Cash provided by operating activities — discontinued operations (note 6)	36	71

Net cash provided by operating activities	1,654	1,691

Investing activities
Acquisitions of businesses and investments, less cash therein of $25 million (2002 — $15 million) (note 20)	(211)	(272)
Proceeds from disposals of businesses and investments (note 20)	288	51
Additions to property and equipment, less proceeds from disposals of $6 million (2002 — $8 million)	(570)	(518)
Other investing activities	(83)	(166)
Additions to property and equipment of discontinued operations (note 6)	(7)	(5)
Proceeds from disposals of discontinued operations	137	—
Cash used in investing activities — discontinued operations (note 6)	(15)	—

Net cash used in investing activities	(461)	(910)

Financing activities
Proceeds from debt (note 15)	451	400
Repayments of debt (note 15)	(468)	(540)
Net repayments of short-term loan facilities	(230)	(604)
Proceeds from issuance of common shares (note 16)	2	437
Redemption of Series V Preference Shares (note 16)	(311)	—
Dividends paid on preference shares (note 16)	(11)	(22)
Dividends paid on common shares (note 16)	(658)	(283)
Other financing activities, net	(3)	(2)

Net cash used in financing activities	(1,228)	(614)

	(35)	167
Translation adjustments	9	10

(Decrease) increase in cash and cash equivalents	(26)	177
Cash and cash equivalents at beginning of period	709	532

Cash and cash equivalents at end of period	683	709

Supplemental cash flow information is provided in notes 4 and 23.

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders' equity. Other currency gains or losses are included in earnings.

Revenue Recognition

Revenues are recognized, net of estimated returns, when the following four criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred;

  •
  the fee is fixed or determinable; and

  •
  collectibility is probable.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-based Products (excluding software)

Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Multiple element arrangements

When a sales arrangement requires the delivery of more than one product or service, the individual deliverables are accounted for separately, if applicable criteria are met. Specifically, the revenue is allocated to each deliverable if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, according to a calculation known as the residual method. Amounts allocated to delivered items are limited if there are further obligations with respect to the delivered items.

If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

Software-related Products and Services

If the four criteria of revenue recognition are met, license fees are generally recognized ratably on a straight-line basis over the license period. Alternatively, if there is neither associated licensing period, nor future obligations, revenues are recognized upon delivery.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

Other Service Contracts

For a majority of service or consulting arrangements, revenues are recognized as services are performed based on output measures, or if no discernable pattern of revenue recognition exists, the straight-line method is utilized.

Employee Future Benefits

Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at fair market value. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or first-in, first-out method.

Long-lived Assets

Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized within operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.

Capitalized Software

Certain costs incurred in connection with the development of software to be used internally are capitalized once the applicable criteria specified in generally accepted accounting principles are met. The capitalized amounts, net of accumulated amortization, are included in "Property and equipment" in the consolidated balance sheet. The amortization expense is included within "Depreciation" in the consolidated statement of earnings and retained earnings.

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are included in "Other non-current assets" in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and such amortization expense is included within "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings and retained earnings.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years
Computer hardware	3-5 years
Internal-use computer software	3-10 years

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value and, if deemed to have a finite life, are subsequently amortized over their estimated useful lives. A summary of those useful lives by category follows.

Tradenames	2-29 years
Customer relationships	1-40 years
Databases and content	2-29 years
Publishing rights	4-34 years
Other	2-29 years

Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets.

Identifiable intangible assets with finite lives are tested for impairment as described under "Long-lived Assets" above.

Identifiable intangible assets with indefinite lives and goodwill are not amortized. The carrying values of identifiable intangible assets with indefinite lives and goodwill are reviewed at least annually to assess impairment. Goodwill is tested for impairment on a "reporting unit" level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:

  •
  In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

  •
  In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit's goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.

The fair value of the Company's reporting units are determined based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors. Fair value of intangible assets with indefinite lives is determined using an income approach, specifically the relief from royalties method.

The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

Investments

The equity method of accounting is used to account for investments in businesses over which Thomson has the ability to exercise significant influence. Under the equity method, investments are initially recorded at cost and the carrying amounts are adjusted to reflect the Company's share of net earnings or losses of the investee companies, and are reduced by dividends received.

The cost method of accounting is used to account for investments in businesses over which Thomson does not have the ability to exercise significant influence.

When the estimated fair values of investments fall below their carrying values, the investments are written down when such declines are considered to be other than temporary.

Disposal of Long-lived Assets and Discontinued Operations

Long-lived assets are classified as held for sale when certain criteria are met. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the remaining operations. See Note 6 for detail on the Company's discontinued operations.

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized within the foreseeable future. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Derivative Financial Instruments

In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

  •
  foreign currency contracts to hedge currency exposures on non-U.S. dollar debt;

  •
  foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

  •
  interest rate contracts to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. Where required, periodic assessments of each derivative's effectiveness are performed.

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on foreign currency derivative instruments designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in consolidated earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense.

Stock-based Compensation Plans

Thomson has both a Stock Appreciation Rights ("SAR") plan and a stock incentive plan, which are described in Note 22.

Under the SAR plan, compensation expense is recognized as SARs change in value based on the fair market value of the Company's common stock at the end of each reporting period.

Under the stock incentive plan, Thomson may grant stock options and other equity-based awards to certain employees for up to 20,000,000 shares of common stock. The options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company's common stock on the day prior to the date of grant. Effective January 1, 2003 the Company began expensing the fair value of all stock options retroactively as allowed under Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments ("CICA 3870"). See Note 2.

Recently Issued Accounting Standards

The Accounting Standards Board and the Emerging Issues Committee ("EIC") of the CICA have recently issued the following accounting standards that are applicable to the Company's activities in future periods.

CICA Handbook Section 3110, Asset Retirement Obligations.    CICA Handbook Section 3110 was issued in March 2003 and is effective for fiscal years beginning on or after January 1, 2004. The new guidance harmonizes Canadian GAAP with U.S. GAAP relative to the recognition and measurement of obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

The adoption of Handbook Section 3110 is not expected to have a material impact on the Company's consolidated financial statements.

Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect for fiscal years beginning on or after July 1, 2003, this Guideline was issued by the CICA in 2001 to address the identification, designation, documentation and effectiveness of hedging relationships, as well as the conditions for applying hedge accounting.

EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.    Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

Certain derivatives, previously accounted for as hedges, will not qualify for this treatment under AcG-13. Therefore, in accordance with AcG-13 and EIC Abstract 128, changes in the fair value of these derivatives after January 1, 2004 will be recognized in earnings in the period in which they occur. If AcG-13 and EIC Abstract 128 had been in effect in 2003, the Company would have recognized additional income of approximately $20 million associated with the changes in fair values of these derivatives. At December 31, 2003 the fair value of these derivatives was approximately $25 million, net, in favor of the counterparties and would have been recorded within "Prepaid expenses and other current assets" and "Other non-current liabilities" in the consolidated balance sheet.

Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004.

The Company is in the process of assessing the impact of AcG-15, but does not expect the adoption to have a material impact on the consolidated financial statements.

EIC Abstract 141, Revenue Recognition.    In December 2003, the EIC issued EIC Abstract 141, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. The Abstract may be applied prospectively to sales transactions recognized in 2004, or may be applied retroactively, with prior period financial statements being restated.

Because the Company has previously applied the provisions of SAB 101, the adoption of EIC Abstract 141 is not expected to have a material impact on the consolidated financial statements.

EIC Abstract 142, Revenue Arrangements with Multiple Deliverables.    Issued in December 2003, this Abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to the U.S. GAAP set forth in Emerging Issues Task Force, or EITF, Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables.

Because the Company has previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 is not expected to have a material impact on the consolidated financial statements.

CICA Handbook Section 1100, Generally Accepted Accounting Principles.    CICA Handbook Section 1100 was issued in October 2003, and is effective for the Company's fiscal year beginning January 1, 2004. The Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within GAAP.

The Company is in the process of assessing the impact of this standard.

Comparative Amounts

Prior periods have been restated for discontinued operations. Additionally, where necessary, certain amounts for 2002 have been reclassified to conform to the current year's presentation. In particular, within Thomson Learning, for the year ended December 31, 2002, revenues and cost of sales, selling, marketing, general and administrative expenses were increased by $26 million to present on a gross basis certain freight and distribution costs charged to customers which had previously been netted. Additionally, within Thomson Financial, for the year ended December 31, 2002, revenues and cost of sales, selling, marketing, general and administrative expenses were increased by $70 million to present on a gross basis certain stock exchange fees charged to customers which had previously been netted. On a consolidated basis, for the year ended December 31, 2002, after eliminating intercompany revenues of $3 million, the total increase in revenues and expenses was $93 million. The revised presentation is in accordance with EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the customer or the net amount retained. This reclassification had no impact on operating profit or net earnings.

Note 2: Effect of a Change in Accounting Policy

Effective January 1, 2003, the Company began expensing the fair value of all stock options issued, as allowed under CICA 3870. Prior to January 1, 2003, the Company used the intrinsic value-based method to account for its stock incentive plan and no compensation expense had been recognized under the plan. This change in policy has been applied retroactively for all periods. For the year ended December 31, 2002, compensation expense recorded in connection with the stock incentive plan was $17 million before income taxes.

The following details the stock compensation related restatements made to the previously reported consolidated financial statements as restated for discontinued operations and other reclassifications:

	Year ended December 31, 2002
Consolidated statement of earnings and retained earnings
	As reported	As restated
Operating profit	1,153	1,136
Income taxes	169	162
Net earnings	615	605
Retained earnings at beginning of year	6,253	6,244
Earnings per common share	$0.93	$0.91

	December 31, 2002
Consolidated balance sheet	As reported	As restated
Net long-term deferred income tax liabilities	1,668	1,656
Capital	2,803	2,834
Retained earnings	6,215	6,196

	Year ended December 31, 2002
Consolidated statement of cash flow	As reported	As restated
Earnings from continuing operations	558	548
Deferred income taxes	101	94
Other items not involving cash, net	45	62

Other information related to the Company's stock incentive plan and stock appreciation rights plan is included in Note 22.

Note 3: Net Other Income (Expense)

During the period, Net other income (expense) includes:

	Year ended December 31,
	2003	2002
Skillsoft settlement	22	—
Net gains (losses) on disposals of businesses and investments	52	(34)

Net other income (expense)	74	(34)

Skillsoft settlement

In July 2003, Thomson reached a settlement with Skillsoft PLC, a competitor of Thomson Learning, regarding the Company's claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, Skillsoft PLC must pay Thomson $44 million in two equal installments, the first of which was received in July 2003. The second installment is scheduled to be received in July 2004, and will be recognized upon receipt.

Net gains (losses) on disposals of businesses and investments

The most significant item in 2003 was a $55 million gain recorded upon completion of the sale of the Company's 20% interest in Bell Globemedia Inc. ("BGM") in March 2003. See Note 24.

Note 4: Net Interest Expense and Other Financing Costs

	Year ended December 31,
	2003	2002
Interest income	10	12
Interest on short-term indebtedness	(6)	(10)
Interest on long-term debt	(256)	(293)

	(252)	(291)

Interest paid on short-term indebtedness and long-term debt during 2003 was $263 million (2002 — $282 million) and interest received during 2003 was $12 million (2002- $11 million).

Note 5: Income Taxes

The components of earnings (loss) before taxes by jurisdiction are as follows:

	Year ended December 31,
	2003	2002
Canada	(127)	(239)
U.S. and other jurisdictions	1,140	1,050

Total earnings before taxes(1)	1,013	811

(1) Represents earnings from continuing operations before equity in net losses of associates, net of tax and income taxes.

The provision for income taxes consisted of:

	Year ended December 31,
	2003	2002
Canada:
Current	1	1
Deferred	—	1

Total Canadian	1	2

U.S. and other jurisdictions:
Current	133	67
Deferred	22	93

Total U.S. and other jurisdictions	155	160

Total worldwide	156	162

The tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31 are as follows:

	2003	2002
Accrued expenses	155	145
Accounts receivable allowances	96	86
Deferred compensation	85	83
Financial instruments	—	64
Tax loss and credit carryforwards	736	502
Other	97	135

Total deferred tax asset	1,169	1,015
Valuation allowance	(534)	(540)

Net deferred tax asset	635	475
Intangible assets	(1,564)	(1,482)
Property and equipment	(244)	(253)
Financial instruments	(72)	—
Pension	(148)	(126)
Other	(60)	(52)

Total deferred tax liability	(2,088)	(1,913)

Net deferred tax liability	(1,453)	(1,438)

The net deferred liability of $1,453 million (2002 — $1,438 million) was comprised of net current deferred tax assets of $185 million (2002 — $218 million) and net long-term deferred tax liabilities of $1,638 million (2002 — $1,656 million).

The net movement in the valuation allowance from 2002 to 2003 primarily relates to additions from Canadian losses sustained in 2003, the reversal of prior years' contingencies and additions from foreign currency translation, offset by the change in the deferred tax liability related to the revaluation of the currency swap financial instruments, which reduced the valuation allowance requirement.

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 36.6% (2002 — 38.6%) to the income tax provision:

	2003	2002
Earnings before taxes	1,013	811

Income taxes at the Canadian corporate tax rate	371	313
Differences attributable to:
Effect of income recorded at rates different than the Canadian tax rate	(173)	(213)
Change in valuation allowance	33	78
Net change to contingent tax liabilities	(64)	—
Other, net	(11)	(16)

Income tax provision on continuing operations	156	162

The Company's tax provision is impacted by the geographical mix of earnings before taxes, and also by the impact of differing tax rules applicable to the Company's operating and financing subsidiaries outside Canada. The Company maintains a tax liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this tax liability. In the fourth quarter of 2003, the Company reduced its contingent tax liabilities by a net amount of $64 million, principally arising from a favorable tax settlement.

At December 31, 2003, the Company had Canadian tax loss carryforwards of $1,335 million, and tax loss carryforwards in other jurisdictions of $383 million. If not utilized, $56 million of Canadian tax loss carryforwards will expire in 2004, with the majority of the remainder expiring between 2007 and 2010. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $32 million, which may be carried forward indefinitely, and $70 million of capital loss carryforwards that may be used only in offsetting future capital gains.

The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $4.8 billion at December 31, 2003. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company's intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for withholding income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on that portion of the undistributed earnings, which is available for dividends, are not practicably determinable.

Note 6: Discontinued Operations

On October 1, 2003, Thomson sold its portfolio of healthcare magazines for $135 million and recorded the related pre-tax gain on the sale of $103 million in the fourth quarter of 2003. The magazines had previously been managed within Thomson Scientific & Healthcare.

In June 2003, Thomson announced its intention to sell DBM (Drake Beam Morin), a provider of human resource solutions, which had been managed within Thomson Learning. The Company completed the sale in February 2004. Based on the status of negotiations at December 31, 2003, an impairment charge relating to goodwill of $62 million before income taxes was recorded in the fourth quarter of 2003 within discontinued operations.

In November 2003, Thomson announced its intention to sell Sheshunoff Information Services Inc. ("Sheshunoff"), a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. The company is working toward completing a sale in the first half of 2004. Based on recent estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003 within discontinued operations.

These three businesses, along with one other small business from Thomson Learning, which was sold in June 2003, were classified as discontinued operations within the consolidated financial statements for all periods presented. None of these businesses is considered fundamental to the integrated information offerings of Thomson.

The carrying amounts of assets and liabilities related to these discontinued businesses as of December 31, 2003 and 2002 are as follows:

Balance Sheet — December 31, 2003

	DBM	Healthcare Magazines	Sheshunoff	Other	Total 2003
Current assets:
Accounts receivable, net of allowances	30	—	1	—	31
Other current assets	3	—	2	—	5

Total current assets	33	—	3	—	36

Non-current assets:
Property and equipment	17	—	3	—	20
Identifiable intangible assets	63	—	38	—	101
Goodwill	95	—	—	—	95
Other non-current assets	5	—	7	—	12

Total non-current assets	180	—	48	—	228

Current liabilities:
Accounts payable and accruals	14	—	1	—	15
Deferred revenue	34	—	12	—	46

Total current liabilities	48	—	13	—	61

Non-current liabilities:
Deferred income taxes	27	—	—	—	27

Total non-current liabilities	27	—	—	—	27

Balance Sheet — December 31, 2002

	DBM	Healthcare Magazines	Sheshunoff	Other	Total 2002
Current assets:
Accounts receivable, net of allowances	34	9	1	1	45
Other current assets	3	2	2	1	8

Total current assets	37	11	3	2	53

Non-current assets:
Property and equipment	11	1	4	1	17
Identifiable intangible assets	64	14	56	—	134
Goodwill	145	10	9	1	165
Other non-current assets	4	2	1	—	7

Total non-current assets	224	27	70	2	323

Current liabilities:
Accounts payable and accruals	32	6	2	—	40
Deferred income taxes	3	—	—	—	3
Deferred revenue	29	9	12	1	51

Total current liabilities	64	15	14	1	94

Non-current liabilities:
Other non-current liabilities	—	1	—	—	1
Deferred income taxes	31	—	—	—	31

Total non-current liabilities	31	1	—	—	32

The earnings from discontinued operations for the years ended December 31, 2003 and 2002 are summarized below:

Year ended December 31, 2003

	DBM	Healthcare Magazines	Sheshunoff	Other	Total 2003
Revenues from discontinued operations	241	63	33	2	339

Earnings (loss) from discontinued operations before income taxes	(27)	8	(21)	(1)	(41)
Gain on sale of discontinued operations	—	103	—	5	108
Income taxes	(10)	(43)	5	4	(44)

Earnings (loss) from discontinued operations	(37)	68	(16)	8	23

Year ended December 31, 2002

	DBM	Healthcare Magazines	Sheshunoff	Other	Total 2002
Revenues from discontinued operations	275	88	37	5	405

Earnings from discontinued operations before income taxes	52	17	2	—	71
Gain on sale of discontinued operations	—	—	—	9	9
Income taxes	(16)	(6)	(1)	—	(23)

Earnings from discontinued operations	36	11	1	9	57

In conjunction with the expiration of certain representations and warranty periods associated with the disposal of Thomson Newspapers, the Company adjusted its related disposal liabilities, which resulted in pre-tax gains of $5 million and $9 million of earnings from discontinued operations for the years ended December 31, 2003 and 2002, respectively. These amounts are included within "Other" above.

Note 7: Effect of Adoption of Accounting Standards on Goodwill and Other Intangible Assets

In July 2001, the CICA issued Handbook Section 3062, Goodwill and Other Intangible Assets ("CICA 3062"). The transitional provisions of CICA 3062 required that the Company perform an initial impairment test as of January 1, 2002. During the first quarter of 2002, as a result of that transitional impairment test and the adoption of the provisions of this new accounting standard, the Company recorded pre-tax reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in Thomson Scientific & Healthcare. Additionally, during the second quarter of 2002, the Company recorded a transitional impairment charge of $116 million in connection with the application of CICA 3062 by BGM, an equity-method investment. Those non-cash charges, which totaled $183 million after taxes, were applied to the opening balance of retained earnings as of January 1, 2002.

Note 8: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	2003	2002
Earnings from continuing operations	844	548
Dividends declared on preference shares	(9)	(19)
Net gain on redemption of Series V Preference Shares	21	—

Earnings from continuing operations attributable to common shares	856	529

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2003	2002
Basic	653,771,414	641,038,900
Effect of stock and other incentive plans	380,364	436,272

Diluted	654,151,778	641,475,172

Note 9: Accounts Receivable Allowances

The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2003	2002
Balance at beginning of year	369	380
Charges	448	452
Write-offs	(485)	(462)
Other	13	(1)

Balance at end of year	345	369

Other includes additions from acquisitions, net of reductions from disposals, and the impact from foreign currency translation.

The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.

Note 10: Inventories

Inventories consist of the following:

	2003	2002
Raw materials	26	38
Work in process	34	34
Finished goods	250	213

	310	285

Note 11: Property and Equipment

Property and equipment consist of the following:

	2003	2002
Land, buildings and building improvements	494	473
Furniture, fixtures and equipment	910	830
Computer hardware	1,044	1,047
Internal-use computer software	1,408	1,153

	3,856	3,503
Accumulated depreciation	(2,317)	(1,972)

	1,539	1,531

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2003 was $588 million (2002 — $535 million), of which $240 million (2002 — $193 million) represented amortization of capitalized internal-use computer software.

Note 12: Identifiable Intangible Assets

The following table presents the details of identifiable intangible assets as at December 31, 2003 and 2002.

As at December 31, 2003	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Tradenames	342	(91)	251
Customer relationships	1,707	(466)	1,241
Databases and content	1,225	(374)	851
Publishing rights	1,746	(550)	1,196
Other	140	(63)	77

	5,160	(1,544)	3,616
Indefinite useful lives:
Tradenames	851		851

	6,011	(1,544)	4,467

As at December 31, 2002	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Tradenames	211	(46)	165
Customer relationships	1,676	(399)	1,277
Databases and content	1,166	(282)	884
Publishing rights	1,692	(490)	1,202
Other	132	(32)	100

	4,877	(1,249)	3,628
Indefinite useful lives:
Tradenames	951		951

	5,828	(1,249)	4,579

The amortization charge in 2003 was $285 million (2002 — $284 million).

As at December 31, 2003, the weighted-average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives is approximately 18 years.

Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of tradenames, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.

Note 13: Goodwill

The following table presents net goodwill by business segment for the years ended December 31, 2003 and 2002.

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Balance at December 31, 2001	3,078	2,758	1,557	294	54	7,741
Acquisitions	41	30	2	109	—	182
Disposals	—	—	—	—	(2)	(2)
Transfer assembled workforce, net of tax (note 2)	37	9	—	—	—	46
Transitional impairment	—	—	—	(50)	—	(50)
Adjusted purchase price allocations	(17)	(53)	(30)	(11)	—	(111)
Translation and other, net	—	65	29	2	9	105

Balance at December 31, 2002	3,139	2,809	1,558	344	61	7,911
Acquisitions	98	19	—	2	—	119
Disposals	(1)	—	(2)	—	—	(3)
Adjusted purchase price allocations	(4)	(56)	(16)	—	—	(76)
Translation and other, net	74	71	45	14	—	204

Balance at December 31, 2003	3,306	2,843	1,585	360	61	8,155

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in increases in goodwill of $2 million (2002 — reductions of $24 million) as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in decreases in goodwill of $78 million (2002 — $87 million).

Note 14: Capitalized Software Intended to be Marketed

	2003	2002
Capitalized software	135	123
Accumulated amortization	(86)	(69)

	49	54

The amortization charge in 2003 was $25 million (2002 — $25 million).

Note 15: Financial Instruments

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as "carrying amounts" and are based on period-end exchange rates, as applicable.

For non-U.S. dollar denominated debt which is hedged into U.S. dollars by derivative contracts, the primary debt carrying amounts are reflected in "Long-term debt" in the consolidated balance sheet. The related receivables and payables arising from the translation gains and losses on the derivative contracts, which effectively offset the losses and gains on translation of the primary debt, are included within "Other non-current assets", "Prepaid expenses and other current assets", "Other non-current liabilities" and "Accounts payable and accruals" in the consolidated balance sheet, as appropriate.

Fair Values

The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31. The fair values of publicly traded long-term investments are based on quoted market prices. The fair values of privately held long-term investments are estimated by management. The fair values represent point-in-time estimates that may not be relevant in predicting the Company's future earnings or cash flows.

Credit Risk

Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2003, a significant portion of the Company's cash was on deposit with four such institutions.

Short-term Indebtedness

Short-term indebtedness was principally comprised of $76 million (2002- $302 million) of commercial paper. At December 31, 2003, the average interest rate on this debt was 1.1% (2002 — 2.2%) after accounting for hedging arrangements.

Long-term Debt

The following is a summary of long-term debt:

As at December 31, 2003	Primary debt instruments	Carrying Amount Currency swap instruments	Hedged debt	Primary debt instruments	Fair Value Currency swap instruments	Hedged debt
Bank and other	110	—	110	110	—	110
9.15% Debentures, due 2004	191	(9)	182	197	(22)	175
7.95% Debentures, due 2005	191	(5)	186	207	(23)	184
6.20% Debentures, due 2006	191	(25)	166	202	(22)	180
7.15% Debentures, due 2006	191	(6)	185	208	(25)	183
6.50% Debentures, due 2007	191	(11)	180	207	(32)	175
6.55% Medium-term notes, due 2007	343	(47)	296	372	(45)	327
6.90% Medium-term notes, due 2008	305	(45)	260	337	(43)	294
6.85% Medium-term notes, due 2011	305	(51)	254	339	(46)	293
5.75% Notes, due 2008	400	—	400	433	—	433
4.25% Notes, due 2009	200	—	200	203	—	203
6.20% Notes, due 2012	700	—	700	771	—	771
5.25% Notes, due 2013	250	—	250	259	—	259
Floating rate notes	125	—	125	125	—	125
Private placements, due 2004-2010	475	—	475	522	—	522

	4,168	(199)	3,969	4,492	(258)	4,234
Current portion	(484)	9	(475)

	3,684	(190)	3,494

As at December 31, 2002	Primary debt instruments	Carrying Amount Currency swap instruments	Hedged debt	Primary debt instruments	Fair Value Currency swap instruments	Hedged debt
Bank and other	108	—	108	108	—	108
7.70% Debentures, due 2003	159	37	196	165	30	195
9.15% Debentures, due 2004	159	23	182	171	5	176
7.95% Debentures, due 2005	159	27	186	175	8	183
6.20% Debentures, due 2006	159	7	166	168	16	184
7.15% Debentures, due 2006	159	26	185	173	7	180
6.50% Debentures, due 2007	159	21	180	170	4	174
6.55% Medium-term notes, due 2007	285	11	296	307	25	332
6.90% Medium-term notes, due 2008	254	6	260	277	20	297
6.85% Medium-term notes, due 2011	254	—	254	272	21	293
5.75% Notes, due 2008	400	—	400	432	—	432
6.20% Notes, due 2012	700	—	700	759	—	759
Floating rate notes	125	—	125	125	—	125
Private placements, due 2004-2010	475	—	475	536	—	536
Redeemable preference shares (note 25)	250	—	250	261	—	261

	3,805	158	3,963	4,099	136	4,235
Current portion	(318)	(37)	(355)

	3,487	121	3,608

The floating rate notes will mature on March 22, 2004 and are subject to a one-year extension by the holders from March 22, 2004 to March 21, 2005. Interest, which is payable quarterly, is equal to U.S.$ LIBOR plus (i) 0.55% for the period from March 20, 2003 through March 21, 2004, and (ii) 0.65% for the period from March 22, 2004 through March 20, 2005. The private placements have interest rates ranging from 6.76% to 7.98%, with a weighted-average rate of 7.53% at December 31, 2003.

Bank and other debt at December 31, 2003 and 2002 was primarily denominated in foreign currencies. The debentures and medium-term notes are Canadian dollar denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 6.20% Notes, 5.25% Notes, floating rate notes, private placements and redeemable preference shares are U.S. dollar denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before hedging arrangements		After hedging arrangements
	2003	2002	2003	2002
Canadian dollar	1,908	1,747	—	—
U.S. dollar	2,183	1,981	3,892	3,886
Other currencies	77	77	77	77

	4,168	3,805	3,969	3,963

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2004	2005	2006	2007	2008	Thereafter	Total
Before hedging arrangements	484	316	432	635	771	1,530	4,168
After hedging arrangements	475	311	401	577	726	1,479	3,969

At December 31, 2003, undrawn and available bank facilities amounted to $1,419 million.

In August 2003, Thomson completed an offering of $450 million of global notes. The offering included $200 million of 4.25% unsecured notes due 2009 and $250 million of 5.25% unsecured notes due 2013. The Company entered into an interest rate swap related to the 4.25% notes due 2009 to convert these notes from a fixed rate of interest to a floating rate of interest. Thomson used a portion of the proceeds to redeem $250 million of preferred shares issued to a subsidiary of Thomson's principal shareholder, The Woodbridge Company Limited ("Woodbridge") (see Note 25) and used the balance to repay other outstanding indebtedness and for general corporate purposes.

In January 2002, Thomson issued $400 million of U.S. dollar denominated principal amount unsecured notes due February 1, 2008 bearing an annual rate of interest of 5.75%, payable semi-annually. The net proceeds of $397 million were principally used to repay existing indebtedness.

Interest Rate Risk Exposures

Thomson enters into interest rate swap agreements to manage the mix of fixed and floating interest rates in its debt portfolio. The notional amount of interest rate swap agreements is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The fair value of interest rate swap agreements as at December 31, 2003 was $49 million in favor of the counterparties (2002 — $87 million in favor of the counterparties). The Company's notional amounts of interest rate swaps related to long-term debt as at December 31, 2003 are summarized as follows:

	Maturing in:
	Less than 1 year	1 to 5 years	More than 5 years	Total
Notional amounts of interest rate swaps	182	436	200	818

After taking account of hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

	2003	Average interest rate	% Share	2002	Average interest rate	% Share
Total fixed	3,421	6.5%	86%	3,871	6.5%	98%
Total floating	548	2.0%	14%	92	4.3%	2%

	3,969	5.8%	100%	3,963	6.4%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 84% to 16%, respectively. Floating interest rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

Foreign Exchange Contracts

Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year.

At December 31, 2003, the fair value of foreign exchange contracts was approximately $4 million in favor of Thomson (2002 — $1 million in favor of counterparties), and consisted of foreign exchange contracts with gains of $5 million (2002 — $1 million) and losses of $1 million (2002 — $2 million).

Investments

At December 31, 2003, investments accounted for using the equity method had a carrying amount of $87 million (2002 — $297 million, of which $202 million represented the Company's investment in BGM.) These investments did not have market quotations. Losses from equity method investments were $13 million in 2003 (2002 — $101 million, of which $81 million represented writedowns of investments). Of the $81 million in 2002, $67 million related to the Company's share of a writedown of goodwill recorded by BGM in the fourth quarter. During the second quarter of 2002, the Company also recorded a transitional impairment charge of $116 million for BGM in connection with the initial adoption of CICA 3062 by BGM. This amount was recorded directly to retained earnings, as it related to the initial adoption of the standard. As discussed in Note 24, in March 2003, the Company sold its interest in BGM to a company that is owned by the Thomson family.

At December 31, 2003, investments accounted for using the cost method totaled $48 million (2002 — $54 million). During 2003 and 2002, Thomson determined that certain of its cost method investments had experienced losses in value that were other than temporary. A reduction in the carrying values of those investments of $4 million (2002 — $54 million) for the year ended December 31, 2003 was included in "Net other income (expense)" in the consolidated statement of earnings and retained earnings.

The investments accounted for under both the equity and cost methods are included in "Other non-current assets" in the consolidated balance sheet.

Note 16: Capital

The change in capital, which includes stated capital and contributed surplus, is as follows:

			Cumulative Redeemable Preference Share Capital
	Common Share Capital
	Number of Shares	Stated Capital			Contributed Surplus	Total Capital
			Series II	Series V
Balance, December 31, 2001	630,740,649	1,756	110	332	14	2,212
Common shares issued under offering	14,615,385	437	—	—	—	437
Common shares issued under Dividend Reinvestment Plan ("DRIP")	5,771,650	168	—	—	—	168
Common shares issued from stock option exercise	22,800	1	—	—	—	1
Redemption of related Thomson PLC shares	—	—	—	—	—	—
Redemption of Thomson PLC "A" ordinary shares	—	(1)	—	—	—	(1)
Woodbridge issuance of common shares (note 25)	431,503,802	1,102	—	—	—	1,102
Woodbridge redemption of common shares (note 25)	(431,503,802)	(1,102)	—	—	—	(1,102)
Stock option expense (note 22)	—	—	—	—	17	17

Balance, December 31, 2002	651,150,484	2,361	110	332	31	2,834
Redemption of Series V Preference Shares	—	—	—	(332)	21	(311)
Common shares issued under DRIP	3,344,390	94	—	—	—	94
Common shares issued from stock option exercise and other employee programs	84,423	3	—	—	—	3
Stock option expense (note 22)		—	—	—	19	19

Balance, December 31, 2003	654,579,297	2,458	110	—	71	2,639

Thomson Common Shares

Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

Holders of the common shares may participate in the DRIP under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on The Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.

Public Offering of Common Shares

On June 12, 2002, the Company's common shares were listed on the New York Stock Exchange. On June 14, 2002, the Company and its principal shareholder, Woodbridge, completed a public offering of 32,051,284 common shares (the "offering") at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by the Company and 17,435,899 common shares held by Woodbridge. Proceeds to the Company from the offering, net of the underwriting commission and expenses, of $437 million were used for general corporate purposes including the repayment of indebtedness. The Company did not receive any proceeds from the sale of common shares by Woodbridge. The expenses incurred from the offering were divided equally between the Company and Woodbridge, other than the underwriting commission, which was allocated among the Company and Woodbridge based upon the proportionate share of the proceeds from the offering received by each party.

Thomson PLC Common Shares

At December 31, 2001, holders of 5,574,476 of Thomson common shares also held the same number of related common shares of The Thomson Corporation PLC ("Thomson PLC") with a par value of one sterling penny each. The holders of these shares had the alternative to receive their dividends in pounds sterling from Thomson PLC. During 2002, all of the related Thomson PLC shares were redeemed at par for less than $0.1 million in aggregate, concurrent with the common share issuance.

Thomson PLC "A" Ordinary Shares

During 2002, all of the Thomson PLC "A" ordinary shares were redeemed at par for $0.6 million in aggregate, concurrent with the common share issuance. In 2000, Thomson PLC issued these 10,982,764 "A" ordinary shares with a par value of four sterling pence each to Woodbridge out of 15 million shares available to be issued. See Note 25. Such shares were entitled to 5% of the votes at general meetings of the shareholders of Thomson PLC and could be redeemed by Thomson PLC at any time after January 1, 2004 at their par value. Dividends on these shares ranked pari passu with dividends on the ordinary shares of Thomson PLC and could not exceed 5% of the par value thereof, and the holder could not receive by way of payment on winding-up or return of capital an amount in excess of such par value.

Dividends

Dividends on the Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on the Thomson common shares in equivalent Canadian funds or pounds sterling. Dividends declared per common share in 2003 were $1.153 (2002 — 70.5 cents). Equivalent dividends of 24.1757 pence were paid per related common share of Thomson PLC up to the date of their redemption in 2002.

In the consolidated statement of cash flow, dividends paid on common shares are shown net of $19 million (2002 — $19 million) reinvested in common shares issued under the DRIP and $75 million (2002 — $149 million) reinvested through private placements of common shares with the Company's major shareholders. These private placements, together with the DRIP, satisfied the commitment of the Company's major shareholders to participate in the DRIP for at least 50% of the dividends declared on the Thomson common shares directly and indirectly owned by them. The Company's major shareholders acquired these common shares on the same terms and conditions under which Thomson issues common shares to shareholders participating in the DRIP. In July 2003, the Company's major shareholders agreed to discontinue such commitment. See Note 25.

Preference Share Capital

The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series.

Series II, Cumulative Redeemable Preference Shares

As at December 31, 2003 and 2002, 6,000,000 shares of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

Series V, Cumulative Redeemable Preference Shares

As at December 31, 2002, 18,000,000 shares of Series V, Cumulative Redeemable Preference shares were outstanding. On April 14, 2003, Thomson redeemed all of its outstanding Series V, Cumulative Redeemable Preference Shares for $308 million, which represented a price of Cdn$25.50 per share plus accrued dividends, and associated tax of $3 million.

At December 31, 2002, the shares were recorded within "Capital" within the consolidated balance sheet at their historical value of $332 million. The $21 million increase to contributed surplus represents the difference between the historical value of $332 million and the redemption amount of $308 million, which was due to exchange rate fluctuations of $30 million less the premium paid on the redemption of $6 million, and taxes of $3 million. This gain was included in the calculation of earnings attributable to common shares.

Note 17: Employee Future Benefits

Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.

Defined Benefit Plans

Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of September 30th for the majority of its plans.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As the Act was signed after the measurement date of the Company's U.S. benefit plan, no effect of the Act was reflected in the Company's financial statements. Additionally, the U.S. Financial Accounting Standards Board ("FASB") issued Staff Position No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which states that any measures of the accumulated projected benefit obligation or net periodic benefit cost in these financial statements or accompanying notes should not reflect the effect of the Act on the Company's U.S. plan. Further specific guidance on proper accounting for the Act is pending from the FASB and, when issued, may require financial statement issuers to restate previously reported information. While the Company's financial statements are prepared in accordance with Canadian GAAP, the Company will follow the provisions of Staff Position FAS 106-1 unless specific guidance is issued by the CICA and the approved Staff Position does not conflict with Canadian GAAP. The Company may need to amend its plan in order to benefit from the Act and is currently awaiting the issuance of specific guidelines from the U.S. Department of Health and Human Services to allow further evaluation. At this time, the Company cannot estimate the impact of the federal subsidy and a change to its plan, if any, on future expense or cash flows.

The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans' expenses and the accrued benefit obligations:

	Pensions		Other post-retirement plans
	2003	2002	2003	2002
Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	8.2%	8.9%	N/A	N/A
Discount rate	6.3%	6.8%	6.7%	7.2%
Rate of compensation increase	4.7%	4.9%	5.2%	5.6%
Assumptions used to determine benefit obligation:
Discount rate	5.8%	6.3%	6.1%	6.7%
Rate of compensation increase	4.3%	4.7%	N/A*	5.2%

* At the end of 2003, plans consist almost entirely of retired employees.

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns.

The Company's net defined benefit plan (income) expense is comprised of the following elements:

	Pensions				Other post-retirement plans
	Funded		Unfunded
	2003	2002	2003	2002	2003	2002
Current service cost	39	30	5	4	2	1
Interest cost	104	95	10	9	8	7
Expected return on plan assets	(148)	(134)	—	—	—	—
Amortization of net transition obligation	3	3	—	—	—	—
Amortization of net actuarial losses (gains)	8	(3)	—	—	1	(1)
Amortization of prior service cost	—	—	3	1	—	—
Change in valuation allowance provided against accrued benefit asset	—	(32)	—	—	—	—

Net defined benefit plan (income) expense	6	(41)	18	14	11	7

The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

	Pensions				Other post-retirement plans
	Funded		Unfunded
	2003	2002	2003	2002	2003	2002
Benefit obligation
Beginning benefit obligation	1,632	1,414	142	121	126	93
Current service cost	39	30	5	4	2	1
Interest cost	104	95	10	9	8	7
Plan participants' contributions	4	3	—	—	1	1
Actuarial losses	126	99	14	8	33	33
Non-routine events	—	2	5	(2)	(2)	—
Acquisitions, net	—	—	1	8	—	—
Benefits paid	(77)	(73)	(7)	(6)	(10)	(9)
Translation adjustments	86	62	3	—	1	—

Ending benefit obligation	1,914	1,632	173	142	159	126

Plan assets
Beginning fair value of plan assets	1,532	1,468	—	—	—	—
Actual return (loss) on plan assets	213	(80)	—	—	—	—
Employer contributions	66	149	7	6	10	8
Plan participants' contributions	4	6	—	—	1	1
Benefits paid	(77)	(73)	(7)	(6)	(10)	(9)
Acquisitions, net	2	—	—	—	(1)	—
Translation adjustments	81	62	—	—	—	—

Ending fair value of plan assets	1,821	1,532	—	—	—	—

Funded status — deficit	(93)	(100)	(173)	(142)	(159)	(126)
Unamortized net actuarial loss	544	478	30	17	53	22
Unamortized past service costs	6	6	9	6	—	—
Unamortized net transitional asset	(6)	(3)	—	—	—	—
Post-measurement date activity	26 *	1	2	2	3	2

Accrued benefit asset (liability)	477	382	(132)	(117)	(103)	(102)

*Consists primarily of contributions

The accrued benefit assets and liabilities are included within "Other non-current assets" and "Other non-current liabilities" within the consolidated balance sheet.

The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans ("SERP") for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs total $33 million at December 31, 2003 and are included in "Other non-current assets" in the Company's consolidated balance sheet.

The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at December 31, 2003 were $1,584 million (2002 — $1,346 million). These plans had related fair values of plan assets of $1,467 million (2002 — $1,220 million). While these plans are not considered fully funded for financial reporting purposes, they are adequately funded under the applicable statutory funding rules and regulations governing the particular plans.

The average healthcare cost trend rate used was 10% for 2004, which is reduced ratably to 5% in 2009. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately 9% at December 31, 2003.

The Company's pension plan asset allocation at December 31, 2003 and 2002 is as follows:

	Percentage of Plan Assets at December 31
Asset Category
	2003	2002
Equity securities	56%	45%
Debt securities	39%	45%
Other	5%	10%

Total	100%	100%

As of December 31, 2003 and 2002 there were no Thomson securities held in the Company's pension plans' assets.

Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize Thomson's long-term contributions to the plans.

In September 2003, the Company contributed $50 million (2002 — $107 million) to its principal qualified defined benefit pension plan in the U.S. In the fourth quarter of 2003, the Company contributed $31 million (2002 — $35 million) to various benefit plans, principally in the United Kingdom and Canada. While none of these contributions was required under the applicable funding rules and regulations governing each country, the Company decided to make the voluntary contributions in light of the decrease in interest rates, which increased the present value of the future pension obligations.

Based on regulatory requirements, the Company is not obligated to make contributions in 2004 to its major pension plan, which is in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market related factors, including asset values and interest rates, which are used to determine the plan's funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2004.

The benefit payments for the years ended December 31, 2003 and 2002 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2003, are as follows:

Benefit Payments

	Pensions		Other post-retirement plans
	Funded	Unfunded
2002	73	6	9
2003	77	7	10
Estimated Future Payments:
2004	84	6	16
2005	85	6	16
2006	88	7	16
2007	91	7	16
2008	94	7	17
2009 to 2013	510	57	84

Defined Contribution Plans

The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $64 million in 2003 (2002 — $63 million).

Note 18: Contingencies, Commitments and Guarantees

Claims and Legal Actions

At December 31, 2003, certain lawsuits and other claims in the normal course of business were pending against Thomson. While the outcome of these matters is subject to future resolution, management's evaluation and analysis of such matters indicates that, individually and in the aggregate, the probable ultimate resolution of such matters will not have a material effect on the Company's consolidated financial statements.

Taxes

The Company maintains a tax liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this tax liability. The Company records liabilities for known tax contingencies when, in the Company's judgment, it is probable that a liability has been incurred.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2003 were $204 million (2002 — $215 million). The future minimum operating lease payments are $190 million in 2004, $173 million in 2005, $132 million in 2006, $112 million in 2007, $98 million in 2008 and $344 million thereafter.

With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Business Combinations and Investments

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. Known payments have been accrued. The Company does not believe that additional payments would have a material impact on the consolidated financial statements. Additionally, the Company has capital commitments of $15 million to investees of which $11 million is payable upon demand and $4 million is payable upon the attainment of certain operational milestones by the investee.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote. In connection with two prior dispositions, the Company has guaranteed certain obligations of which $29 million remain potentially outstanding at December 31, 2003. At this time, Thomson estimates that it will incur $13 million of the remaining contingency, and has accrued this estimate within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

Other Commitments

At December 31, 2003 the Company has various unconditional purchase obligations. These obligations are for materials, supplies and services incident to the ordinary conduct of business.

Note 19: Restructuring Charges

During the first quarter of 2002, the Company completed restructuring activities pertaining to strategic initiatives undertaken in the prior year to improve operational and administrative efficiencies within Thomson Legal & Regulatory and Thomson Media. The restructuring charges for the year ended December 31, 2002 consisted of a charge to Thomson Legal & Regulatory of $4 million and a charge to Corporate and other of $2 million.

The following table presents the activity in and balances of the restructuring liability accounts, included in "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet, from December 31, 2002 through December 31, 2003:

Type of cost	Balance December 31, 2002	2003 Utilization	2003 Other movements	Balance December 31, 2003
Severance	3	(3)	—	—
Contract cancellation costs	6	(3)	(1)	2
Other exit costs	1	—	—	1

	10	(6)	(1)	3

Substantially all of the restructuring charges recorded represented expected cash outlays.

Note 20: Acquisitions and Disposals of Businesses and Investments

During the year ended December 31, 2003, 25 businesses and 2 investments (2002 — 26 businesses and 4 investments) were acquired for cash consideration as follows:

	Year ended December 31,
	2003	2002
Businesses acquired	233	277
Investments in businesses	3	10

Total acquisitions of businesses and investments	236	287

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2003 and 2002, the majority of the acquired goodwill is not deductible for tax purposes.

The details of net assets of businesses acquired are as follows:

	2003	2002
Cash and cash equivalents	25	15
Accounts receivable	23	5
Inventories	4	2
Prepaid expenses and other current assets	5	8
Property and equipment	8	8
Identifiable intangible assets	105	107
Goodwill	119	182
Other non-current assets	6	—

Total assets	295	327

Accounts payable and accruals	(27)	(23)
Deferred revenue	(29)	(20)
Other non-current liabilities	(6)	(7)

Total liabilities	(62)	(50)

Net assets	233	277

As of December 31, 2003, the balance of the reserves for exit costs related to business acquisitions consummated during 2001 through 2003 totaled $6 million. Reserves recorded in connection with businesses acquired during the year ended December 31, 2003 were $4 million. The following table presents the activity in these acquisition reserve accounts, which are included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

Type of cost	Balance December 31, 2002	2003 Utilization	2003 Additions	Other Movements	Balance December 31, 2003
Severance and other employee-related costs	8	(6)	4	(5)	1
Lease cancellation and idle facility costs	11	(2)	—	(5)	4
Other exit costs	4	(1)	—	(2)	1

Total	23	(9)	4	(12)	6

The following highlights certain acquisitions, none of which was significant individually nor in the aggregate:

Date	Company	Acquiring market group	Description
December 2003	Quickfinder	Legal & Regulatory	A provider of tax reference materials and knowledge
July 2003	Tax Relief	Legal & Regulatory	A provider of integrated tax compliance and accounting software products
July 2003	Gage	Learning	A provider of educational materials to Canadian market
May 2003	Elite	Legal & Regulatory	A provider of integrated practice and financial management applications
December 2002	Delphion	Scientific & Healthcare	A provider of full-text patent research information
August 2002	Current Drugs	Scientific & Healthcare	A provider of competitor intelligence services to the pharmaceutical industry
August 2002	Lawtel	Legal & Regulatory	A UK-based online legal current awareness provider

The identifiable intangible assets acquired are summarized as follows:

			Weighted-average amortization period (years)
	2003	2002	2003	2002
Finite useful lives:
Tradenames	14	12	14	13
Customer relationships	37	38	14	7
Databases and content	43	55	10	8
Other	11	2	8	9

	105	107

Disposals

In 2003, Thomson received $288 million (2002 — $51 million) cash consideration from the disposals of businesses and investments which did not qualify as discontinued operations within the following segments:

	2003	2002
Legal & Regulatory	4	2
Learning	—	19
Financial	5	1
Scientific & Healthcare	—	7
Corporate and other	279	22

	288	51

The disposal within Corporate and other in 2003 was the sale of the Company's 20% interest in BGM. See Note 24.

Note 21: Cumulative Translation Adjustment

An analysis of the cumulative translation adjustment shown separately in shareholders' equity in the consolidated balance sheet is as follows:

	2003	2002
Balance at beginning of year	(64)	(231)
Realized from disposal of investment	14	—
Net translation gains	309	167

Balance at end of year	259	(64)

Note 22: Stock-based Compensation

Stock Appreciation Rights Plan

Thomson has a Stock Appreciation Rights ("SAR") plan that provides for the granting of SARs to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company's common stock less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common stock at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company's common stock on the day prior to the date of grant, vest over a four to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2003, the authorized number of SARs was 20,500,000 and there were 3,298,419 units available for grant. Thomson recognized an expense of $7 million related to the SAR plan for the year ended December 31, 2003 (2002 — $9 million benefit) in the consolidated statement of earnings and retained earnings as a result of the increase (2002 — decrease) in the Company's share price as compared to the prior year-end.

A summary of the status of the Thomson SAR plan as of December 31, 2003 and 2002, and changes during the years ended on those dates, is as follows:

	2003		2002
	SARs	Canadian $ weighted-average exercise price	SARs	Canadian $ weighted-average exercise price
Outstanding at beginning of year	3,132,281	34.46	3,424,744	33.11
Granted	192,032	44.32	165,768	40.69
Exercised	(415,798)	23.44	(361,229)	26.09
Forfeited	(297,347)	38.31	(97,002)	28.56

Outstanding at end of year	2,611,168	36.51	3,132,281	34.46

Exercisable at end of year	2,085,323	34.46	2,091,365	31.86

The following table summarizes information on SARs outstanding at December 31, 2003:

SARs outstanding				SARs exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/03	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at 12/31/03	Canadian $ weighted-average exercise price
16.00-17.25	6,500	0.9	16.96	6,500	16.96
21.77-32.125	592,088	2.8	23.23	589,588	23.20
35.00-44.50	1,712,300	5.5	38.48	1,310,741	37.13
48.40-57.45	300,280	7.6	51.84	178,494	52.72

Stock Incentive Plan

On January 24, 2000, the Board of Directors approved the adoption of a stock incentive plan, which authorizes the Company to grant officers and key employees stock options. Under the plan, the exercise price equals the closing market price of the Company's stock on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan options may be granted in either Canadian dollars or U.S. dollars. As of December 31, 2003 there were 8,304,840 shares available for grant (2002- 10,214,585).

A summary of the status of the options granted and exercised in Canadian dollars as of December 31, 2003 and 2002, and changes during the years ended on those dates, is as follows:

	2003		2002
	Options	Canadian $ weighted-average exercise price	Options	Canadian $ weighted-average exercise price
Outstanding at beginning of year	7,085,813	49.50	7,127,813	49.56
Granted	11,500	44.37	84,000	42.56
Exercised	(53,000)	41.00	(22,800)	41.00
Forfeited	(767,223)	50.62	(103,200)	50.15

Outstanding at end of year	6,277,090	49.43	7,085,813	49.50

Exercisable at end of year	3,734,394	50.22	2,561,339	50.56

        The following table summarizes information on Canadian dollar stock options outstanding at December 31, 2003:

Options outstanding				Options exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/03	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at 12/31/03	Canadian $ weighted-average exercise price
40.69-44.40	1,564,800	6.2	41.03	889,000	41.01
45.90-48.70	2,584,080	7.9	48.37	1,287,035	48.37
50.25-57.45	2,128,210	7.0	56.88	1,558,359	57.00

A summary of the status of the stock incentive plan granted and exercised in U.S. dollars as of December 31, 2003, and changes during the year ended December 31, 2003, is as follows:

	2003		2002
	Options	U.S.$ weighted-average exercise price	Options	U.S.$ weighted-average exercise price
Outstanding at beginning of year	2,576,802	26.30	—	—
Granted	2,689,968	33.42	2,576,802	26.30
Exercised	(1,875)	26.06	—	—
Forfeited	(24,500)	26.06	—	—

Outstanding at end of year	5,240,395	29.96	2,576,802	26.30

Exercisable at end of year	636,200	26.30	—	—

The following table summarizes information on U.S. dollar stock options outstanding at December 31, 2003:

Options outstanding				Options exercisable
U.S.$ range of exercise prices	Number outstanding at 12/31/03	Weighted-average remaining contractual life	U.S. $ Weighted-average exercise price	Number exercisable at 12/31/03	U.S. $ Weighted-average exercise price
26.06-29.70	2,470,427	9.0	26.12	606,200	26.08
30.79-33.49	2,769,968	9.9	33.37	30,000	30.82

The Company expenses the fair value of all stock options using the Black-Scholes pricing model to compute an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2003, compensation expense recorded in connection with the stock incentive plan was $19 million (2002 — $17 million) before income taxes.

Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $7.63 and $6.40 for the years ended December 31, 2003 and 2002, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2003 and 2002 were as follows:

	2003	2002
Risk-free interest rate	3.5%	3.4%
Dividend yield	2.3%	2.1%
Volatility factor	24.4%	25.3%
Expected life (in years)	6	6

Note 23: Supplemental Cash Flow Information

Details of "Changes in working capital and other items" are:

	2003	2002
Accounts receivable	(8)	151
Inventories	(20)	(29)
Prepaid expenses and other current assets	(40)	15
Accounts payable and accruals	5	(34)
Deferred revenue	66	12
Income taxes	(17)	(1)
Other	(79)	(56)

	(93)	58

Income taxes paid during 2003 were $233 million (2002 — $136 million). Income tax refunds received during 2003 were $18 million (2002 — $64 million).

Note 24: Bell Globemedia Inc.

On March 17, 2003, the Company sold its 20% interest in Bell Globemedia Inc. ("BGM") to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, the Company is entitled to receive half of the gain relative to its former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, the Company is not required to reimburse the former owner for any losses. The Company's Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to the Company as to the fairness of the transaction from a financial point of view. One of the directors of the Company is also a director of the parent company of the financial advisor, but was not a member of the committee.

In connection with the sale, the Company paid a special dividend, equal to the proceeds received, of $0.428 per common share on March 17, 2003. During the fourth quarter of 2002, the Company had reduced the carrying amount of this investment by $67 million, reflecting its share of a writedown of goodwill recorded by BGM. Upon completion of the sale of the Company's interest, it recognized a gain of $55 million recorded in "Net other income (expense)" within the consolidated statement of earnings and retained earnings, largely offsetting the previous non-cash writedown.

Note 25: Related Party Transactions

As at December 31, 2003 through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of our common shares.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2003, the amounts charged for these rentals and services were approximately $2 million. Additionally, in 2003, the Company paid a director, Mr. J.A. Tory, $89,000 for advisory services in connection with the Company's long-term tax and capital strategies.

The employees of Jane's Information Group, a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company's United States and United Kingdom pension plans. Jane's makes proportional contributions to these plans as required.

In September 2003, the Company redeemed $250 million of preferred shares issued by a Thomson subsidiary to a subsidiary of Woodbridge. The shares, which were originally issued in February 2001 and exchanged in February 2002 for separate preferred shares in the same face amount, paid a fixed annual dividend of 4.5% and by their original term were redeemable at the option of either Woodbridge or us beginning February 2006 and annually thereafter. Prior to the redemption, the shares were included within "Long-term debt" in the consolidated balance sheet.

In July 2003, Thomson announced that Woodbridge had agreed to discontinue its commitment to participate in the Company's dividend reinvestment plan. Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005. All eligible Thomson shareholders, including Woodbridge, retain the ability to reinvest their dividends in Thomson stock on a voluntary basis under the DRIP.

In March 2003, the Company sold its 20% interest in BGM to a company that is owned by the Thomson family for $279 million. See Note 24.

In September 2002, the Company sold a parcel of properties located in Toronto, Ontario to Woodbridge for $15 million. In connection with this transaction, the Company received a report from a financial advisor providing an assessment of market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net other income (expense)" within the consolidated financial statements. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, Thomson is entitled to receive half of the gain subject to certain adjustments. If Woodbridge does not recognize any such gains, we are not required to reimburse Woodbridge for any losses. In prior periods, the Company had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to BGM. During 2002, the Company negotiated an agreement with BGM under which we paid cash to BGM equivalent to the recorded liability, in order to relieve the Company of its obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

In September 2002, the Company entered into an agreement with Woodbridge to reduce the cost of the Company's directors' and officers' insurance coverage. Under the terms of the agreement, the Company maintains standard directors' and officers' insurance for any amount up to $15 million with a third-party insurance company. A separate third-party insurer is responsible for the next $75 million of coverage. Woodbridge indemnifies this second insurer. For its agreement to indemnify the insurer, the Company pays Woodbridge an annual premium of $685,000, which is less than the premium that the Company would have paid to a third party.

In June 2002, the Company completed a series of transactions to assist Woodbridge in reorganizing its holding of the Company's common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of the Company's directors. The Company issued an aggregate of 431,503,802 common shares to members of this group of companies, and a wholly-owned subsidiary of the Company acquired the same number of common shares from members of this group of companies. Immediately following the acquisition, the wholly-owned subsidiary was wound up into the Company and the 431,503,802 common shares it held were cancelled. The total number of the Company's common shares outstanding, as well as the Company's stated capital, was the same before and after this series of transactions. Woodbridge and the other companies have reimbursed the Company for all costs and expenses arising from, and have agreed to indemnify the Company (and the officers, directors and shareholders of the Company and its subsidiaries) against any liabilities that may arise in connection with the series of transactions. These transactions had no economic effect, did not cause any change to the Company's common shares or result in any other consequence to the Company or to the Company's other shareholders.

In June 2002, one of the Company's wholly owned U.K. subsidiaries, The Thomson Corporation PLC, redeemed its outstanding Series A ordinary shares for $0.6 million. The Series A ordinary shares were held by Woodbridge.

Note 26: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

Providing integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Learning

Providing tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial

Providing financial products and information solutions to the global financial services industry, including brokers, financial planners and corporate executives.

Scientific & Healthcare

Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Business Segments — 2003

	Revenues	Adjusted EBITDA	Adjusted operating profit	Additions to capital assets(1)	Total assets
	(millions of U.S. dollars)
Legal & Regulatory	3,144	981	800	370	7,412
Learning	2,052	520	337	242	5,108
Financial	1,528	406	231	154	2,914
Scientific & Healthcare	760	217	186	26	994
Corporate and other(2)	164	(60)	(78)	15	1,988
Eliminations	(42)	—	—	—	—

Continuing Operations	7,606	2,064	1,476	807	18,416

Discontinued operations					264

Total					18,680

Business Segments — 2002

	Revenues	Adjusted EBITDA	Adjusted operating profit	Additions to capital assets(1)	Total assets
	(millions of U.S. dollars)
Legal & Regulatory	2,962	928	769	238	7,195
Learning(3)	2,036	465	302	226	5,068
Financial(4)	1,624	414	244	129	3,022
Scientific & Healthcare	696	189	162	221	985
Corporate and other(2)(5)	168	(35)	(51)	8	1,902
Eliminations	(42)	—	—	—	—

Continuing Operations	7,444	1,961	1,426	822	18,172

Discontinued operations					376

Total					18,548

Geographic Segments — 2003

	Revenues	Capital assets(1)	Total assets
	(millions of U.S. dollars)
(by country of origin)
United States	6,131	11,510	14,827
Europe	1,093	2,128	2,986
Asia-Pacific	291	198	356
Canada	201	204	313
Other countries	69	121	198
Eliminations	(179)	—	—

Total	7,606	14,161	18,680

Geographic Segments — 2002

	Revenues	Capital assets(1)	Total assets
	(millions of U.S. dollars)
(by country of origin)
United States	6,092	11,624	14,858
Europe	1,017	1,988	2,812
Asia-Pacific	255	163	287
Canada	165	140	417
Other countries	77	107	174
Eliminations	(162)	—	—

Total	7,444	14,022	18,548

(1)
Capital assets include property and equipment, identifiable intangible assets and goodwill.

(2)
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with the Company's stock appreciation rights. Thomson Media's results for the year ended December 31, 2003 and 2002 are as follows:

	Year ended December 31,
	2003	2002
	(in millions of U.S. dollars)
Revenues	164	168
Adjusted EBITDA	23	23
Adjusted operating profit	19	18
(3)
For the year ended December 31, 2002, revenues and expenses within Thomson Learning were each increased by $26 million in order to present on a gross basis certain freight and distribution costs charged to customers which had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. See Note 1 to the consolidated financial statements.

(4)
For the year ended December 31, 2002, revenues and expenses within Thomson Financial were each increased by $70 million in order to present on a gross basis certain stock exchange fees charged to customers which had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. See Note 1 to the consolidated financial statements.

(5)
Effective January 1, 2003, the Company began expensing stock options, with restatement of prior periods. As a result of the restatement, for the year ended December 31, 2002, each of Corporate and other's Adjusted EBITDA and Adjusted operating profit reflect an additional charge of $17 million as compared to the previously reported amounts. See Note 2 to the consolidated financial statements.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. Adjusted EBITDA and Adjusted operating profit are used by the Company to measure its operating performance, including its ability to generate cash flow. Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net other income (expense), and equity in net losses of associates, net of tax. Adjusted operating profit is operating profit before amortization and restructuring charges. Among other things, Adjusted EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, or funded. In particular, Adjusted EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense, but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because the Company does not consider these items to be operating costs, it excludes them from the measurement of its operating performance. Adjusted EBITDA and Adjusted operating profit do not have any standardized meaning prescribed by Canadian GAAP.

The following table reconciles Adjusted EBITDA and Adjusted operating profit per the business segment information to operating profit per the consolidated statement of earnings and retained earnings.

	For the Year Ended December 31,
	2003	2002
Adjusted EBITDA	2,064	1,961
Less:
Depreciation	(588)	(535)

Adjusted operating profit	1,476	1,426
Less:
Amortization	(285)	(284)
Restructuring charges	—	(6)

Operating profit	1,191	1,136

Note 27: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended December 31,
	2003	2002
Net earnings under Canadian GAAP	867	605
Differences in GAAP increasing (decreasing) reported earnings:
Development costs	12	24
Pension adjustments	—	—
Business combinations	15	(4)
Related party transactions (notes 24 and 25)	(55)	(2)
Derivative instruments and hedging activities	18	(5)
Income taxes	(11)	(8)

Earnings under U.S. GAAP, before cumulative effect of change in accounting principle	846	610
Cumulative effect of change in accounting principle, net of tax	—	(182)

Net income under U.S. GAAP	846	428

Other comprehensive income:
Foreign currency translation	319	167
Minimum pension liability (net of taxes in 2003 — $2 million and 2002 — $3 million)	(13)	(28)
Net unrealized gains (losses) on cash flow hedges (net of taxes in 2003 and 2002 — $0 million)	52	(72)

Other comprehensive income	358	67

Comprehensive income	1,204	495

	For the year ended December 31,
	2003	2002
Earnings under U.S. GAAP from continuing operations, before cumulative effect of change in accounting principle	819	552
Cumulative effect of change in accounting principle, net of tax	—	(182)
Earnings under U.S. GAAP from discontinued operations	27	58

Net income under U.S. GAAP	846	428

Basic and diluted earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations, before cumulative effect of change in accounting principle, net of tax	$1.27	$0.83
Cumulative effect of change in accounting principle, net of tax	—	(0.28)
Discontinued operations, net of tax	0.04	0.09

Basic and diluted earnings per common share(1)	$1.31	$0.64

(1)
Earnings per common share is calculated after taking into account dividends declared on preference shares and the gain recognized in connection with the redemption of the Series V Preference Shares.

	As at December 31,
	2003	2002
Shareholders' equity as reported under Canadian GAAP	9,200	8,966
Differences in GAAP increasing (decreasing) reported shareholders' equity:
Development costs	—	(12)
Business combinations	(647)	(658)
Minimum pension liability	(53)	(38)
Derivative instruments and hedging activities	(33)	(103)
Income taxes	171	180

Shareholders' equity under U.S. GAAP	8,638	8,335

Descriptions of the nature of the reconciling differences are provided below:

Development Costs

Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $15 million increase to income ($4 million decrease — 2002) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001 were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

The $647 million decrease in Shareholders' equity as of December 31, 2003 ($658 million — December 31, 2002) primarily relates to basis differences in intangible assets and goodwill due to the factors discussed above, as well as a gain of $54 million recorded for U.S. GAAP resulting from a 1997 disposal mandated by the U.S. Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a U.S. GAAP basis, goodwill was $7,856 million at December 31, 2003 (2002 — $7,605 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $4,113 million at December 31, 2003 (2002 — $4,213 million).

Related Party Transactions

During the years ended December 31, 2003 and 2002, in accordance with Canadian GAAP, the Company recognized gains on transactions with entities associated with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings, but must be reflected as equity transactions. In 2003, the related party transaction was the sale of the Company's 20% interest in BGM to a company that is owned by the Thomson family which resulted in a gain of $55 million.

Derivative Instruments and Hedging Activities

Under Canadian GAAP, the fair values of derivative instruments are disclosed in the notes to the consolidated financial statements as at and for the year ended December 31, 2003, but not recorded in the consolidated balance sheet. Under U.S. Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Accordingly, under U.S. GAAP as at December 31, 2003, prepaid expenses and other current assets were $6 million higher (2002 — unchanged), accounts payable and accruals were unchanged (2002 — $4 million higher), current portion of long-term debt was unchanged (2002 — $6 million higher), long-term debt was $37 million higher (2002 — $31 million higher) and other non-current liabilities were $2 million higher (2002 — $62 million higher) as compared to Canadian GAAP.

Income Taxes

The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders' equity relates entirely to deferred tax liabilities.

Employee Future Benefits

Pension Adjustment

In accordance with Canadian GAAP, prior to 2002, the Company recorded a pension valuation allowance for plans that had an excess of the adjusted benefit asset over the expected future benefits, and recognized changes in the pension valuation allowance in earnings. As U.S. GAAP did not specifically address pension valuation allowances, this was not treated as a difference between Canadian and U.S. GAAP in prior periods. Due to a clarification of accounting guidance on this matter in 2002, changes in the valuation allowance must be treated as a GAAP difference. In order to reconcile earnings under Canadian GAAP to earnings under U.S. GAAP in 2002, earnings under Canadian GAAP were reduced by $22 million, representing the after-tax effect of the change in the valuation allowance. This difference was offset by the elimination of the valuation allowance for U.S. GAAP purposes, which increased earnings by $22 million.

Minimum Pension Liability

Certain of the Company's defined benefit pension plans have accumulated benefit obligations in excess of the fair market value of assets available to fund such obligations as of the annual measurement date for those plans. With respect to those plans, U.S. accounting standards require the recognition of an "additional minimum liability" of $53 million (2002 — $38 million), with a corresponding reduction in shareholders' equity. If, at a subsequent date, the fair market value of the pension assets exceeds the accumulated benefit obligations, the equity adjustment would be reversed. This adjustment has no impact on income or cash flow. Because the concept of an additional minimum liability does not exist in Canadian GAAP, the liability and the reduction in equity resulted in a reconciling item.

The accumulated benefit obligation of funded pension plans that had accumulated benefit obligations that exceeded plan assets at December 31, 2003 was $150 million (2002 — $125 million). These plans had related fair values of plan assets of $113 million (2002 — $92 million).

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses which bypass the traditional income statement and are recorded directly into shareholders' equity on a U.S. GAAP basis. In 2003 and 2002, the components of other comprehensive income consist of unrealized gains and losses relating to the translation of foreign currency financial statements, minimum pension liabilities, hedging activity and certain investment securities. Accumulated other comprehensive income as at December 31, 2003 was a gain of $194 million (2002 — loss of $164 million).

Change in Accounting Principle

The cumulative effect of change in accounting principle represents the transitional impairment charge relating to adopting the U.S. GAAP equivalent of CICA 3062, SFAS 142, Goodwill and Other Intangible Assets. Under U.S. GAAP, this charge is required to be recorded net of tax as a cumulative effect of a change in accounting principle, which is a component of net income, as compared with a charge to opening retained earnings under Canadian GAAP. See Note 7.

Note 28: Subsequent Events

In January 2004, the Company acquired the publishing assets of Biological Abstracts, Inc. and BIOSIS. BIOSIS offers both custom and standard information resources designed to fit the information needs of researchers, students and information professionals worldwide. BIOSIS is now part of Thomson Scientific & Healthcare.

Also in January 2004, the Company announced that it had signed a definitive agreement to acquire the 90% of Corporate Communications Broadcast Network ("CCBN") that the Company did not previously own. CCBN provides web-based solutions for the investment community, offering services to enhance the way companies communicate and meet disclosure requirements, and assists investors in managing and leveraging this information. If the transaction closes as contemplated, CCBN will be a part of Thomson Financial.

In February 2004, the Company completed the sale of DBM.

THE THOMSON CORPORATION

SIX-YEAR SUMMARY
(Unaudited)

        The following table includes measurements for Adjusted EBITDA and Adjusted operating profit which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to the consolidated statement of earnings and retained earnings are included in Note 26 to the consolidated financial statements.

	2003	2002	2001	2000	1999	1998
	(millions of U.S. dollars)
Revenues
Legal & Regulatory	$3,144	$2,962	$2,847	$2,638	$2,389	$2,227
Learning(1)	2,052	2,036	1,752	1,429	1,118	1,082
Financial(2)	1,528	1,624	1,704	1,551	1,255	1,120
Scientific & Healthcare	760	696	617	636	699	655
Corporate and other(3)	164	168	189	230	213	192
Eliminations	(42)	(42)	(34)	(31)	—	—

	7,606	7,444	7,075	6,453	5,674	5,276

Adjusted EBITDA(4)
Legal & Regulatory	981	928	860	778	708	656
Learning	520	465	385	345	258	250
Financial	406	414	400	331	312	304
Scientific & Healthcare	217	189	160	152	145	134
Corporate and other(3)	(60)	(35)	(72)	(110)	(52)	(39)

	2,064	1,961	1,733	1,496	1,371	1,305

Adjusted operating profit(5)
Legal & Regulatory	800	769	713	650	580	516
Learning	337	302	244	219	149	151
Financial	231	244	246	206	210	223
Scientific & Healthcare	186	162	136	124	107	97
Corporate and other(3)	(78)	(51)	(78)	(115)	(58)	(43)

	$1,476	$1,426	$1,261	$1,084	$988	$944

(1)
For prior periods, revenues and expenses within Thomson Learning were increased in order to present on a gross basis certain freight and distribution costs charged to customers which had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. See Note 1 to the consolidated financial statements.

(2)
For prior periods, revenues and expenses within Thomson Financial were increased in order to present on a gross basis certain stock exchange fees charged to customers which had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. See Note 1 to the consolidated financial statements.

(3)
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs, minority interests and costs associated with the Company's stock related compensation expense. Effective January 1, 2003 the Company began expensing stock options with restatement of prior periods.

(4)
Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net other income (expense) and equity in losses of associates, net of tax and, in 2000, 1999 and 1998, Year 2000 costs.

(5)
Adjusted operating profit excludes amortization and restructuring charges and, in 2000, 1999 and 1998, Year 2000 costs.

        Prior year amounts have been restated for discontinued operations and reclassified to conform with the current year's presentation.

THE THOMSON CORPORATION

SIX-YEAR SUMMARY (Continued)
(Unaudited)

        The following table includes measurements for adjusted earnings and earnings per common share which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statements are included in the management's discussion and analysis.

	2003	2002	2001	2000	1999	1998
	(millions of U.S. dollars, except per common share amounts)
Earnings attributable to common shares(1)	879	586	742	1,221	532	1,818

Basic and diluted earnings per common share(1)	$1.34	$0.91	$1.18	$1.96	$0.86	$2.97

Supplemental Information:
Earnings attributable to common shares as above	879	586	742	1,221	532	1,818
Adjust: one-time items, net of tax, resulting from other (income) expense, restructuring charges, Year 2000 costs, and redemption of Series V Preference shares	(87)	40	(206)	2	52	90
Proportionate share of goodwill impairment recognized by BGM	—	67	—	—	—	—
One-time tax benefits	(64)	—	—	(105)	—	—
Earnings from discontinued operations	(23)	(57)	(115)	(671)	(142)	(1,524)
Effect of new accounting standard(2)	—	—	194	146	114	111

Adjusted earnings from continuing operations	705	636	615	593	556	495

Adjusted basic and diluted earnings per common from continuing operations	$1.08	$0.99	$0.98	$0.95	$0.90	$0.81

(1)
Effective January 1, 2003 the Company began expensing stock options with restatement of prior periods.

(2)
Under CICA 3062, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized beginning in 2002. This adjustment removes the amortization related to these assets in prior periods.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
MANAGEMENT REPORT
AUDITORS' REPORT
THE THOMSON CORPORATION CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
THE THOMSON CORPORATION CONSOLIDATED BALANCE SHEET
THE THOMSON CORPORATION CONSOLIDATED STATEMENT OF CASH FLOW
The Thomson Corporation Notes to Consolidated Financial Statements (unless otherwise stated, all amounts are in millions of U.S. dollars)
THE THOMSON CORPORATION SIX-YEAR SUMMARY (Unaudited)
THE THOMSON CORPORATION SIX-YEAR SUMMARY (Continued) (Unaudited)